virax biolabs

P.O. BOX 8016, CARY, NC 27512-9903

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Scan QR for digital voting

Virax Biolabs Group Limited

Annual Meeting of Stockholders

For Stockholders of record as of October 14, 2024

Thursday, December 12, 2024 2:00 PM, Local Time

BioCity Glasgow, Bo'Ness Road, Newhouse, Lanarkshire, ML1 5UH,

Internet:
www.proxypush.com/VRAX
- Cast your vote online
- **Have your Proxy Card ready**
- Follow the simple instructions to record your vote

Phone:
1-866-519-3939
- Use any touch-tone telephone
- **Have your Proxy Card ready**
- Follow the simple recorded instructions

Mail:
- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 8:00 PM, Local Time, December 12, 2024.

This proxy is being solicited on behalf of the Board of Directors

The undersigned hereby appoints (the "Named Proxies"), and each or either of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of Virax Biolabs Group Limited which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof.

You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

virax biolabs

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:

FOR ON PROPOSALS 1, 3 AND 4

PROPOSAL	YOUR VOTE FOR	AGAINST	ABSTAIN	BOARD OF DIRECTORS RECOMMENDS
1. RESOLVED as an ordinary resolution: to ratify and approve the appointment of Reliant CPAs PC as auditor of the Company for the fiscal year ending March 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the "Auditor Proposal");	☐	☐	☐	**FOR**
2. RESOLVED as an ordinary resolution: to elect the following persons as Directors of the Company, pursuant to the Company's Articles of Association (the "Election Proposal");				
2.01 James Foster be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐	**FOR**
2.02 Nigel McCracken be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐	**FOR**
2.03 Evan Norton be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐	**FOR**
2.04 Yair Erez be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐	**FOR**
2.05 Nelson Haight be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐	**FOR**
	FOR	AGAINST	ABSTAIN	
3. RESOLVED as an ordinary resolution: to approve the 2024 Equity Incentive Plan and the United Kingdom Sub-Plan (the "Equity Incentive Plan Proposal"); and	☐	☐	☐	**FOR**
4. to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 3 (the "Adjournment Proposal").	☐	☐	☐	**FOR**

☐ **Check here if you would like to attend the meeting in person.**

You must register to attend the meeting online and/or participate at www.proxydocs.com/VRAX

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)   Date   Signature (if held jointly)   Date

virax biolabs

P.O. BOX 8016, CARY, NC 27512-9903



Your vote matters!

Scan QR for digital voting

Meeting Materials: Notice of Meeting and Proxy Statement & Annual Report or Form 10-K

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting To Be Held On December 12, 2024 For Stockholders of record as of October 14, 2024

Virax Biolabs Group Limited

Annual Meeting of Stockholders

Thursday, December 12, 2024 2:00 PM, Local Time

BioCity Glasgow, Bo'Ness Road, Newhouse, Lanarkshire, ML1 5UH,

You must register to attend the meeting online and/or participate at www.proxydocs.com/VRAX

For a convenient way to view proxy materials, VOTE, and obtain directions to attend the meeting go to www.proxydocs.com/VRAX

To vote your proxy while visiting this site, you will need the 12 digit control number in the box below.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting.

Under United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available on the internet.

If you want to receive a paper or e-mail copy of the proxy material, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for this year's meeting, you must make this request on or before December 2, 2024.

To order paper materials, use one of the following methods.

Internet:
www.investorelections.com/VRAX

Call:
1-866-648-8133

Email:
paper@investorelections.com

* If requesting material by e-mail, please send a blank e-mail with the 12 digit control number (located below) in the subject line. No other requests, instructions OR other inquiries should be included with your e-mail requesting material.

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

SEE REVERSE FOR FULL AGENDA

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:

FOR ON PROPOSALS 1, 3 AND 4

	PROPOSAL
1.	RESOLVED as an ordinary resolution: to ratify and approve the appointment of Reliant CPAs PC as auditor of the Company for the fiscal year ending March 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the "Auditor Proposal");
2.	RESOLVED as an ordinary resolution: to elect the following persons as Directors of the Company, pursuant to the Company's Articles of Association (the "Election Proposal");
	2.01 James Foster be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;
	2.02 Nigel McCracken be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;
	2.03 Evan Norton be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;
	2.04 Yair Erez be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;
	2.05 Nelson Haight be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;
3.	RESOLVED as an ordinary resolution: to approve the 2024 Equity Incentive Plan and the United Kingdom Sub-Plan (the "Equity Incentive Plan Proposal"); and
4.	to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 3 (the "Adjournment Proposal").